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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 West Coast Highway, Suite 200
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O'Connor 949-764-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper, John
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities, Inc., as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 27TH day of February, 2019 by William Anthony O Connor,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KRISTINE KHANH TRAN
Notary Public - California
Orange County
Commission # 2109100
My Comm. Expires Apr 27, 2019

Signature _______________ (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/27/19

____
Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
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- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of O' Connor & Company Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure
The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Other Information
The supplemental information contained in Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2019

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash		$	170,064
Due from clearing broker			11,808
Secured demand note receivable			600,000
Property and Equipment, at cost, net of accumulated depreciation 67,748			66,014
Security deposits			2,841
Accounts Receivable			30,000
Prepaid expenses			6,821
Total Assets		$	887,548
Liabilities			
Accounts payable and accrued expenses		$	5,789
Accrued commissions			48,375
Interest payable - subordinated notes			4,500
Liabilities subordinated to claims of creditors			600,000
Total Liabilities		$	658,664
Shareholders' Equity			
Common stock ($5 par value, 100,000 shares authorized, 14,400 shares issued and outstanding)	1,000		
Paid-in Capital	470,999		
Equity Withdrawals	-50,000		
Retained Earnings	-245,010		
Net Income	51,895		228,884
Total Liabilities and Shareholders' Equity		$	887,548

The Accompanying Notes to Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Income
For the Year Ending December 31, 2018

Revenues			
	Commission income	$	453,118
	Municipal Advisory fees		30,000
	Underwriting revenue		436,410
	Trading income (loss)		14,301
	Interest income		92
	Total Revenues		933,921
Expenses			
	Clearing expenses		81,094
	Commissions		502,975
	Depreciation		4,543
	Insurance		37,182
	Interest expense		19,793
	Office expense		39,698
	Payroll		30,000
	Payroll taxes and fees		16,486
	Professional fees		50,644
	Quotation service		40,440
	Regulatory fees		15,862
	Rent		36,559
	All other expenses		6,750
	Total Expenses		882,026
	Net Income	$	51,895

The Accompanying Notes to Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to Claims of Creditors
December 31, 2018

	Balance December 31, 2017	Additions	Deletions	Balance December 31, 2018
William J O'Connor 3% interest, payable quarterly, Principal due March 31, 2019 (subject to auto-renewal)	$300,000	$ -	$ -	$300,000
Kenneth & Louise Caresio Living Trust 3% interest, payable quarterly, Principal due September 1, 2019 (subject to auto-renewal)	300,000	-	-	$300,000
Total	$600,000	-	-	$600,000

The Accompanying Notes to Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Change to Shareholders' Equity
For the Year Ending December 31, 2018

	Common Stock ($5 par)	Additional paid-in capital	Capital Withdrawals	Retained Earnings	Total
Balance, December 31, 2017	$ 73,000	$ 399,999	$ -50,000	$ -246,010	$ 176,989
Reclassify	-72,000	71,000	-	1,000	-
Net Income	-	-	-	51,895	51,895
Balance, December 31, 2018	$ 1,000	$ 470,999	$ -50,000	$ -193,115	$ 228,884

The Accompanying Notes to Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Cash Flows
For the Year Ending December 31, 2018

Cash Flows from Operating Activities:		
Net Income	$	51,895
Changes in operating assets and liabilities:		
Due from clearing broker		16,720
Inventory		828,789
Accrued clearing costs		942
Accrued commissions		24,056
Accounts payable - Other		(95,436)
Due to clearing firm		(828,789)
Interest payable		(10,500)
Net cash used by operating activities		(12,323)
Cash Flows for Investing Activities:		
Accumulated depreciation		4,543
Auto		(36,500)
Accounts receivable - Other		(30,000)
Prepaid		(6,821)
Rental and security deposits		3,442
Net cash used by investment activities		(65,336)
Net decrease in cash		(77,659)
Cash at beginning of year		247,723
Cash at end of year	$	170,064
Interest Paid	$	17,793
Taxes Paid	$	800

The Accompanying Notes to Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Notes to Financial Statements
For the Year Ending December 31, 2018

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and is a member of Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions and related expenses are recorded on the trade-date basis as the transactions occur.

Revenue Recognition - A new accounting pronouncement, ASC 606, was adopted during the year. The pronouncement had no impact on operations during the year.

O'Connor & Company Securities, Inc.
Notes to Financial Statements
For the Year Ending December 31, 2018

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income, with a minimum tax charge of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets at December 31, 2018 had a cost basis of $133,762, with associated accumulated depreciation of $67,748. Depreciation expense for the year was $4,543.

Note 3 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

	Receivable	Payable
Fees and commissions receivable/payable	$11,808	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4 – Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2018, are listed in the following:

Subordinated notes, 3 percent, due March 31, 2018	$ 300,000
Subordinated notes, 3 percent, due September 1, 2018	$ 300,000

Both notes are subject to autorenewal, which automatically extends the maturity date by one year.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2018 was $18,000.

Note 5 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2018, the Company had net capital of $723,208 which was $473,208 in excess of its required net capital of $250,000. The Company's net capital ratio was .91 to 1.

Note 7– Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000, which is covered by the balance in the Company's segregated collateral accounts ($600,000) at the clearing broker.

Note 8 – Exemption from the SEC Rule 15c3-3

O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 – Operating Lease Commitments

On November 1, 2018, the Company entered into a one-year lease for office space under a non-cancellable operating lease, commencing November 1, 2018 and expiring October 31, 2019. At December 31, 2018, future minimum lease payments under this agreement are $16,250.

On August 1, 2018, the Company entered into a one-year lease for office space under a non-cancellable operating lease, commencing August 1, 2018 and expiring July 30, 2019. At December 31, 2018, future minimum lease payments under this agreement are $11,545.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through the date of the report of the independent registered public accounting firm, which is also the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.
Schedule 1 -Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2018

Shareholders' Equity		228,884
Plus: Subordinated debt		600,000
Less: Non allowable assets		
Property and equipment net of accumulated depreciation	66,014	
Accounts Receivable	30,000	
Prepaids	6,821	
Security deposits	2,841	-105,676
		723,208
Less haircuts on securities		0
Less undue concentration		0
Net Capital		723,208
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6 2/3% of net aggregate		43,867
Minimum dollar net capital required		250,000
Net Capital required		250,000
Excess Capital		473,208
Computation of Aggregate Indebtedness		
Total liabilities		658,663
Aggregate indebtedness to net capital		0.91

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per company's computation	723,208

Reconciliation of above net capital to FOCUS Report filed:

	Aggregated Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 658,663	$ 723,208	0.91
Change in other investments	-	-	-
Change in haircut adjustment, net of rounding	-	-	-
Per statements as finalized	$ 658,663	$ 723,208	0.91

O'Connor & Company Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of O'Connor & Company Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by O'Connor & Company Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of O'Connor & Company Securities, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). O'Connor & Company Securities, Inc.'s management is responsible for O'Connor & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2019

O'Connor & Company Securities, Inc.

February 21, 2019

John Cropper
Cropper Accountancy Corp.
2700 Ygnacio Valley Road, Suite 270
Walnut Creek, CA 94598

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Mr. Cropper:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2018 to December 31, 2018.

Sincerely,

William O'Connor
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 176a-5(d) (4) Exemption Report, in which (1) O'Connor & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which O'Connor & Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) O'Connor & Company Securities, Inc. stated that O'Connor & Company Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. O'Connor & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Connor & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2790*******************MIXED AADC 220
67853 FINRA DEC
O'CONNOR & COMPANY SECURITIES INC
2901 W COAST HWY STE 200
NEWPORT BEACH, CA 92663-4045

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,309
   B. Less payment made with SIPC-6 filed (exclude interest) (837)
   ____________ Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 472
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 472
   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) $ 472.00
   H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

O'Connor & Co Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 20 19.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: